United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

The Campbell SOUP company

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

October 9, 2024

Dear fellow shareholders,

For twenty years, Campbell Soup has been assuring shareholders it’s working to improve diversity, and its own leaders have repeatedly connected the issue to financial performance. Yet we believe the underwhelming results of this decades-long policy clearly indicate the need for an objective review of the company’s efforts. That’s exactly what our proposal—Item 5 on the company’s proxy statement—calls for, in the form of an independent audit.

Further, the Board’s opposition statement reveals critical gaps in its approach to diversity and spotlights precisely why the proposed audit is both necessary and in the best interest of shareholders.

As you consider the matter for yourself, we hope you’ll weigh the following five points.

1.	Campbell espouses its diversity commitment but lacks evidence of effective progress.

Our proposal includes reported statistics, drawn from Campbell’s own data, plainly showing that despite twenty years of efforts, there’s still a concerning lack of diversity at the company’s highest levels—and the Board’s opposition statement provides zero data points the contrary.

Instead, it emphasizes Campbell’s commitment to diversity in broad, generic-sounding terms. For example, here are the first seven sentences:

•	“The Company and its leadership are committed to winning in the workplace and in the marketplace.”
•	“Our long history as a company is directly linked to the strength of our culture.”
•	“We strive to cultivate an inclusive work environment where employees can grow and thrive professionally and contribute to the success of the Company.”
•	“We want all employees to feel like they truly belong and are supported to do their best work.”
•	“Since our founding, our core values have been rooted in improving the communities where our employees, customers and consumers live and work.”
•	“Today, these values, including upholding our commitment to inclusion and diversity (I&D) in our workforce, are embedded in our culture and governance.”
•	“We are proud of our commitment to these principles and the transparency we provide in our existing reporting.”

Those 134 words comprise 20% of the opposition statement yet say nothing specific or meaningful about Campbell’s approach to diversity; rather, they simply espouse various values in sweeping terms that could apply to almost any company.

For example, Campbell’s says its values “have been rooted in improving the communities where our employees, customers and consumers live and work”—just as NBC Universal says its impact “is rooted in improving the communities where our employees, customers, and audiences live and work.” (www.nbcuniversal.com/impact)

So, while Campbell’s opposition statement does outline various initiatives and describes how it provides some transparency through existing disclosures, the fundamental question remains: Are these initiatives translating to meaningful, measurable increases in diversity, especially at senior levels?

As our proposal points out, Campbell’s own statistics show they are not.

2.	The Board argues the proposal is overly prescriptive though clearly, it isn’t.

The opposition statement describes the proposal as “overly prescriptive.” But an independent audit is a standard, effective practice to evaluate and improve corporate policies and strategies, particularly in areas where progress has been slow or stagnant.

Indeed, the proposal is far from prescriptive: it merely seeks an objective, third-party evaluation to help guide future efforts. (There’s no mandate that the company even implement the audit’s recommendations.)

And the refusal to embrace such a review, even in the face of such lackluster results over an extended twenty-year period, raises concerns about transparency and accountability.

3.	The claim that an audit would not provide new information is telling, and cannot be seriously credited.

The company asserts that an independent audit would not provide “substantively new information to shareholders.” But since there has never been an independent and objective assessment of the company’s actions on diversity against its professed pledges, the findings of such an assessment, by definition, will be new information.

Denying the most fundamental character and purpose of an independent audit shows just how entrenched management and the Board are in their current thinking. In fact, the Board’s opposition statement also boldly asserts that an audit which hasn’t been conducted “would not enhance our commitment” to diversity.

In our view, that’s the very picture of entrenchment: Don’t bother asking for an audit because it won’t give us new information and it won’t change our position anyway.

Indeed, an independent audit is specifically designed to bring an unbiased perspective, free from potential internal biases, conflicts, or entrenchments that may color the company’s current approach. By analyzing—with a fresh perspective—which diversity initiatives have and have not worked and recommending measurable goals to work toward, the audit would provide shareholders with a clear, evidence-based understanding of where the company stands and how it can improve. (And although the company speaks of not changing its commitment, the review would provide invaluable insight into how the company can best fulfill that commitment.) Such clarity cannot be achieved solely through internal reviews and the status quo, especially in light of the Board’s and management’s current entrenchment.

4.	Transparency and accountability are not adequately addressed by current reporting.

While Campbell’s opposition statement highlights its existing disclosures, including its EEO-1 report and various diversity metrics, these reports show where the company’s efforts have been unsuccessful without offering any kind of in-depth analysis as to why that is or what Campbell could do better. Indeed, in this regard, the current disclosures lack context or depth. The requested audit could help fill these gaps.

5.	Maintaining the status quo risks competitive disadvantage.

The company rightly states that a diverse and inclusive workforce is key to attracting and retaining top talent and is linked to improved business performance. And its own leaders—from multiple CEOs to a current director—have been clear: diversity isn’t just a social issue, but promises significant financial benefits too.

Indeed, building a diverse workforce is an opportunity to positively impact a significant policy issue and also improve financial performance.

In 2019, research analysts at the Wall Street Journal found a clear link between diversity and performance. An article it published about this, titled “The Business Case for More Diversity,” reported that diversity provides “companies with a competitive edge over their peers” and said “the biggest takeaway from the study is that diversity and inclusion appear to be good for business.”

And a 2020 McKinsey report found companies in the top quartile of gender diversity on executive teams were more likely to experience above-average profitability than peer company diversity laggards, and that there’s an even higher likelihood of outperformance among companies with more ethnically diverse executive teams.

But despite claims of a holistic approach, Campbell has yet to adopt concrete, measurable diversity targets—unlike Kraft Heinz, Conagra, General Mills, and many other peers. Thus, without meaningful and effective actions to bolster diversity, Campbell risks falling behind competitors who are taking more assertive, transparent, and measurable steps in this space.

Shareholders should be concerned that by rejecting this proposal, Campbell may miss out on opportunities to enhance its competitive edge and fulfill its commitment to building a winning team.

In conclusion, the company’s arguments against this proposal lack substance and vision.

We believe Campbell must adopt a more proactive and accountable approach to diversity—and in our view, its opposition statement serves to highlight the extent of management and the Board’s entrenchment on the issue. Faced with data showing an indisputable (and materially problematic) lack of diversity at the company’s highest levels—despite twenty years of assurances on the topic—the Board fails to provide even an ounce of data refuting our findings. Rather, it attempts to discount and diminish the need for an independent review by issuing even more generalized statements and by stating the Board’s opinion that a yet-to-be-conducted performance assessment won’t show anything new or change the company’s commitment anyway. This demonstrates even more concretely that the requested audit would be a prudent step forward.

Thank you.

We’re not asking for and can’t accept your proxy. Please vote FOR Item 5.